UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
RECEIVED Washington, D.C. 20549



2011 JU **ANNUAL AUDITED REPORT**
FORM X-17A-5
SEC / TM **PART III**



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SEC FILE NUMBER
8- 50043

11016616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2010____ AND ENDING____12/31/2010____
　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
42869
FIRM I.D. NO.

____1225 Crescent Green, Suite 115____
　　　　　　　　　　(No. and Street)

____Cary____　　　　　____NC____　　　　____27618____
　(City)　　　　　　　　(State)　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____(919) 854-4453
Jean Konzman
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Rives & Associates, LLP.____
(Name – if individual, state last, first, middle name)

____702 Oberlin Road, Suite 410____ ____Raleigh____　　____NC____　____27605____
　(Address)　　　　　　　　　　　(City)　　　　　(State)　　(Zip Code)

CHECK ONE:

　☒ Certified Public Accountant

　☐ Public Accountant

　☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __December 31__, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
050043   FINRA   DEC
CAROLINA SECURITIES INC        15*15
1225 CRESCENT GRN STE 115
CARY NC 27518-8119
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $_____ 0

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____ 0)

   _____ Date Paid

   C. Less prior overpayment applied   (_____ 0)

   D. Assessment balance due or (overpayment)   _____ 0

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _____ 0

   F. Total assessment balance and interest due (or overpayment carried forward) $_____ 0

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $_____ 0

   H. Overpayment carried forward $(_____ 0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____Carolina Securities Inc_____
(Name of Corporation, Partnership or other organization)
_____Andrew A. Burl_____
(Authorized Signature)
_____President_____
(Title)

Dated the _____ day of _____, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

CAROLINA SECURITIES, INC.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2010 and 2009

CAROLINA SECURITIES, INC.
Table of Contents



Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report

To the Officers
Carolina Securities, Inc.
Cary, North Carolina

We have audited the accompanying statements of financial condition of Carolina Securities, Inc. as of December 31, 2010 and 2009, and the related statements of income and retained deficit, and statements of cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

RIVES & ASSOCIATES, LLP

February 10, 2011

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

CAROLINA SECURITES, INC.
STATEMENTS OF FINANCIAL CONDITION
Years Ended December 31, 2010 and 2009

ASSETS

	2010	2009
Current assets:		
Cash and cash equivalents	$ 6,078	$ 11,131
Prepaid expenses	-	1,000
Total current assets	6,078	12,131
Total assets	$ 6,078	$ 12,131

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Total liabilities	$ -	$ -
Stockholder's equity:		
Common stock, $.01 par value, 100,000 shares authorized, 200 shares issued and outstanding	2	2
Additional paid-in capital	26,617	25,617
Retained deficit	(20,541)	(13,488)
Total stockholder's equity	6,078	12,131
Total liabilities and stockholder's equity	$ 6,078	$ 12,131

See independent auditors' report

CAROLINA SECURITIES, INC.
STATEMENTS OF INCOME AND RETAINED DEFICIT
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Interest	$ 7	$ 20
Other	-	1,360
	7	1,380
Expenses:		
Professional fees	5,000	6,925
State taxes	60	-
Management fees	-	6,000
Regulatory fees	2,000	1,215
	7,060	14,140
Net loss	(7,053)	(12,760)
Retained deficit, beginning of year	(13,488)	(728)
Retained deficit, end of year	$ (20,541)	$ (13,488)

See independent auditors' report

CAROLINA SECURITES, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$ (7,053)	$ (12,760)
Adjustments to reconcile net loss to net cash used by operating activities:		
Cash flows from changes in:		
Accounts receivable	-	269
Prepaid expenses	1,000	(160)
Net cash used by operating activities	(6,053)	(12,651)
Cash flows from investing activities:		
Payment of account payable to affiliate	-	(12,446)
Net cash used by investing activities	-	(12,446)
Cash flows from financing activities:		
Capital contribution	1,000	-
Net cash used by financing activities	1,000	-
Net decrease in cash and cash equivalents	(5,053)	(25,097)
Cash and cash equivalents, beginning of year	11,131	36,228
Cash and cash equivalents, end of year	$ 6,078	$ 11,131
Cash paid for income taxes	$ 60	$ -
Cash paid for interest	$ -	$ -

See independent auditors' report

CAROLINA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a North Carolina corporation licensed in North Carolina. The Company's revenue will be generated principally by fees collected for serving in an advisory capacity for corporate finance activities and providing investment and management advisory services to corporations. The Company operates primarily within the Southeastern United States.

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009 the Company had net capital of $6,078 and $11,131, which was $1,078 and $6,131 in excess of its required net capital of $5,000. The Company had no indebtedness at December 31, 2010 and 2009.

Basis of Accounting:

The financial statements were prepared on the accrual basis of accounting.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company paid the sole stockholder $6,000 in management fees during 2009. For the year ended December 31, 2010 the Company paid no management fees.

5

NOTE 3 - INCOME TAXES

Deferred income taxes result primarily from temporary differences in financial reporting and income tax reporting of certain assets and liabilities, as well as operating loss carryforwards. Deferred income tax assets or liabilities are classified as current or non current based on the expected date of realization. A valuation allowance is used against deferred tax assets if the benefit derived from the deferred tax asset many not be fully realized. At December 31, 2010 and 2009 the deferred tax asset balance resulting from net operating loss carryforwards totaled $6,006 and $4,484 with a valuation allowance of $6,006 and $4,484 and expiration dates between 2023 and 2030.

NOTE 4 - SUBORDINATE LIABILITES

The Company had no existing subordinated liabilities during 2010 and 2009. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors is not required.

NOTE 5 - UNCERTAIN TAX PROVISIONS

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits.

NOTE 6 - SUBSEQUENT EVENTS

In May 2009, the FASB issued ASC Topic 855 "Subsequent Events", which provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. ASC Topic 855 distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. Furthermore, ASC Topic 855 requires disclosure of the date through which subsequent events were evaluated. ASC Topic 855 is effective for interim and annual periods after June 15, 2009. The Company adopted ASC Topic 855 for the year ended December 31, 2009, and management has evaluated subsequent events through February 10, 2011.

SUPPLEMENTARY INFORMATION

CAROLINA SECURITIES, INC.
COMPUTATION OF NET CAPITAL
Under Rule 15c3-1 of the Securities and Exchange Commission
Years Ended December 31, 2010 and 2009

	2010	2009
Net capital:		
Total stockholder's equity	$ 6,078	$ 12,131
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's quity qualified for net capital	6,078	12,131
Add:		
Subordinated borrowings in computation of net capital	-	-
Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated borrowings	6,078	12,131
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	-	1,000
Total nonallowable assets	-	1,000
Net capital	$ 6,078	$ 11,131
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ -	$ -
Total aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ -	$ -
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Ratio: Aggregate indebtedness to net capital	$ -	$ -

See independent auditors' report

CAROLINA SECURITIES, INC.
COMPUTATION OF NET CAPITAL
Under Rule 15c3-1 of the Securities and Exchange Commission
Years Ended December 31, 2010 and 2009

Reconciliation of the computation of net capital to the unaudited FOCUS,
  Part IIA Under Rule 15c3-1 of the Securities and Exchange Commission
  as of December 31, 2010 and 2009:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 6,078	$ 11,131
Audit adjustment to record depreciation and other items	-	-
Net capital, as reported on the audited financial statements Schedule 1 - net capital	$ 6,078	$ 11,131

Exemption Provisions Under Rule 15c3-3
  Carolina Securites, Inc. claims an exemption from Rule 15c3-3 under section (k)(2)(i).

See independent auditors' report



Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

www.rivescpa.com

Member:
North Carolina Association of
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-1

To the Officers
Carolina Securities, Inc.
Cary, North Carolina

In planning and performing our audit of the financial statements of Carolina Securities, Inc. as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-1. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures mentioned in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9

)2 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the officers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates, LLP

February 10, 2011